Filed by ReNew Energy Global plc

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: RMG Acquisition Corporation II

Commission File No. 001-39776

Nasdaq-Bound Renew Sees SPAC Cash Best

Deployed in India: BNEF

August 17, 2021

Renew Power, India’s largest renewable energy generator, will be listed on the Nasdaq later this month, having clinched a deal with RMG Acquisition Corp. II, a special purpose acquisition company, or SPAC. This should give it enough capital to fund its growth to 2025, by when it aims to be an 18-gigawatt company, and also expand into aligned businesses.

“The opportunities for us are changing and becoming more interesting,” Sumant Sinha, founder, chairman and CEO of Renew, said in an interview with BloombergNEF. The company plans to manufacture solar panels and wind turbines, build transmission lines, work in distribution and look at international opportunities, too. The SPAC deal would add $610 million to Renew’s balance sheet while existing investors will get $500 million. The investors in Renew include Goldman Sachs Group, Canada Pension Plan Investment Board, Abu Dhabi Investment Authority and Japan’s JERA.

India will remain the company’s core focus for now. “Growth in India is still very robust and capital is best deployed here,” Sinha said. India is among the world’s top three solar markets, after China and the U.S., and aims to multiply renewable energy capacity to 450 gigawatts by 2030 – from 100 gigawatts currently – providing opportunities for expansion. However, competition is intensifying, with large established companies announcing big plans for the sector. Mukesh Ambani, the chairman and managing director of Reliance Industries and Asia’s richest person, announced a $10 billion investment plan covering renewable energy, electrolyzer manufacturing and green hydrogen production. JSW Energy also made public a $10 billion renewable-energy investment plan, while state-owned NTPC unveiled a 60-gigawatt target for 2032.

Sumant Sinha

Sinha said the company’s early start and experience give it an edge even amid intense competition, enabling “returns that are better than the market benchmarks by at least 3-4 percentage points.”

The company’s growth-by-acquisition plan played out on August 11, when Renew acquired its first hydro plant, a 99 megawatt run-of-the-river project of L&T Power Development. At the same time it closed a deal for a 260-megawatt portfolio of operational solar projects in Telangana. The company has some 1,600 employees.

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The following interview has been edited for sense and concision.

Q: What are the next steps on your listing? By when will Renew Power actually start trading on the Nasdaq?

A: We have got an approval from the U.S. Securities and Exchange Commission. I am hopeful it will happen by the end of this month.

Q: What changes at Renew post listing? What is the next milestone?

A: We will become more of a board-run company and continue to expand capacity. The opportunities for us are evolving and becoming more interesting. We are on track to reach our target of 18 gigawatts capacity by 2025. Currently, we are a 10 gigawatts company, with almost 6 gigawatts capacity commissioned, and the rest under construction. In the next couple of years, we will win some new capacity and acquire some capacity to get to our target. Once the SPAC listing unlocks capital, we will be fully funded to meet these targets.

Q: How does Renew Power evolve: It expands its generation business, gets into transmission and power retail, starts equipment manufacturing, and each “vertical” becomes significant, or generation remains dominant? You bid for a project in Uzbekistan too?

A: Our core business will remain generation and our core geography will continue to be India. We may consider international opportunities in the future. In Uzbekistan, we qualified for a bid but did not actually bid because we decided that this was not the right time. The growth in India is still very robust and capital is best deployed here. But we are evaluating all our options, including international prospects, and may pull the trigger if the right opportunities emerge.

Q: There was a recent announcement from Renew about selling an equity stake in a project to Mahindra & Mahindra. Does this indicate a change in strategy to build-to-sell?

A: The Mahindra & Mahindra announcement was a procurement deal. Since it is a captive project, they had to buy an equity stake. However, in the future, we would selectively be open to minority partnerships in projects, if it makes sense. I think all renewable energy companies in the world have partnerships. There is also a lot of interest in assets in India, and we have some of the best quality assets. Selling assets in India is not a challenge at all. At this point, we, however, need to acquire assets ourselves. But over time, as we continue to grow, it will make sense to sell minority stakes in some of our assets.

Q: The Indian competitive landscape may change quite substantially with announcements of $10 billion investments by Reliance and JSW Energy? Do you see these being disruptive for Renew and the broader market?

A: Every market goes through changes over time. When we started, there were many small companies, like us – maybe 20-25. Today, we have become the largest. The plans announced recently by oil and gas players are primarily in the area of energy rather than electricity. These investments will be in hydrogen, fuel cells, electrolyzers, batteries and mobility. These players will not be direct competitors to us. In the electricity space, however, many big players have set very ambitious targets. Three large renewable-energy players have recently made announcements that together account for 15 gigawatts of capacity addition annually. This is against the government targets, which imply an increase of 30 gigawatts every year for the country. Thus, a huge market continues to exist. Players who are not fully integrated in the value chain, don’t have deep domain knowledge, don’t have access to long-term capital and have not reached size and scale, will be reasonably disadvantaged in the new world. Fortunately, we don’t belong to that camp. Our experience in operations, knowledge of the sector and integrated business model give us a competitive edge. I expect a lot of smaller players to be impacted as the intensity of competition increases and the market consolidates

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Q: India is already a hyper competitive market. Do you see this phase of intense competition squeezing returns for existing players?

A: Possibly, but that is why you need to have an integrated play and domain knowledge. It is easy to take that lightly, but there is a lot of value in that. For example, being able to operate our assets better, and getting 2-3% extra generation allows extra returns. Similarly, doing our own EPC [Engineering, Procurement and Construction], land acquisition or wind measurement to get better wind sites – and blocking them ahead of time – gives us an edge. In this new era of competition, irrespective of where the market goes, I feel we will be able to get returns that are better than the market benchmarks by at least 3-4 percentage points.

Q: Renew is acquiring wind turbine manufacturer Regen Powertech, and expanding its wind portfolio too, while many players are betting on solar only, given its cost competitiveness. What is the thinking behind the wind push?

A: The reality is that you just cannot keep having more solar in the system. It peaks in the middle of the day and does not help meet the morning or evening peak demand. Wind, on the other hand, has a very important balancing role to play in the grid. It is evident to us that solar-plus-storage is less technically viable and more expensive than solar-plus-wind-plus-storage, as things stand. Adding wind to the mix gets a much higher degree of intermittency management at a lower cost. We are the largest wind company in India, with almost 3.5 gigawatts operational. In the future, we will see more wind projects happening, as wind will contribute to providing round-the-clock power.

Q: The math of solar-plus-storage may change a lot in the next few years?

A: It might. And if it does, we will change along with that. We have to provide solutions that work best for the grid at the lowest cost. We won the 400 megawatts Round-The-Clock renewables bid last year which requires us to maintain a plant load factor (PLF) of 80%. Most wind projects have a PLF of 30-35% and most solar projects have a PLF of 26-27%. Getting to a PLF of 80% required us to have a significantly higher buildout and the cost was optimized by adding more wind. [The $1.2 billion project will have 900 megawatts of wind and 400 megawatts of solar capacity.]

Q: Renew will be participating in the government’s production-linked-incentive scheme for domestic solar manufacturing, despite India not figuring high in any ease-of-manufacturing ranking?

A: I believe several companies will apply for it, including us. The 45 billion rupees on offer is not a very large amount though. India’s advantage is that it is a large market with opportunities for exports, the labor costs are low and the manufacturing efficiency is high. The disadvantages are the high cost of power, logistics and capital. GE and Vestas export wind turbines from India.

Q: When do you see your manufacturing capacity operational? What is the capacity you are looking at?

A: We are anticipating the manufacturing facility to commence operations from the fiscal year 2023. It will be set up in Gujarat and will manufacture 2 gigawatts of solar cells and modules annually using state-of-the-art monocrystalline PERC (passivated emitter and rear contact) and large wafer technology. The manufacturing capacity being set up will incorporate Renew Power’s sustainability initiatives and ensure decarbonization of the manufacturing processes and supply chain to create a ‘green factory’ of the future.

Q: Your thoughts on net zero and India?

A: We have our own net-zero target by 2050 as a company. Given the urgency and imperative of climate change, every country should have a net-zero target, but India should opt for it only if other countries have set net-zero targets which are acceptable to us. The trajectories of the emissions of other countries should make sure they don’t keep on using a lot of carbon space. India can think of a net-zero target which is EU plus 20 years, or China plus 10 years. We should use these commitments aggressively to drive down other countries’ use of carbon space and push them harder. The trajectory of emissions the countries take is more important than getting to zero. The world should focus

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on what is possible in the next 10 years. The whole energy transition offers massive opportunities for countries that choose to tap them. So rather than set a target based on a defensive mindset, I would say we should lean into the energy transition and use this opportunity to create industries that can become global champions.

Related BNEF reports:

SPAC Deal to Spur Growth of India’s Top Renewables Firm

Goldman-Backed Renew to Invest $9 Billion in India’s Green Push

India’s Solar Manufacturing Subsidy – Flawed Yet Tempting

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Forward Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between ReNew Power Private Limited (“ReNew”), ReNew Energy Global plc (“ReNew Global”) and RMG Acquisition Corporation II (“RMG II”), including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by ReNew and the markets in which it operates, and ReNew’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of RMG II’s securities, (ii) the risk that the transaction may not be completed by RMG II’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by RMG II, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the agreement and plan of merger by the shareholders of RMG II and ReNew, the satisfaction of the minimum trust account amount following redemptions by RMG II’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement and plan of merger, (vi) the effect of the announcement or pendency of the transaction on ReNew’s business relationships, performance, and business generally, (vii) risks that the proposed transaction disrupts current plans of ReNew or diverts management’s attention from ReNew’s ongoing business operations and potential difficulties in ReNew employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings that may be instituted against ReNew, RMG II or their respective directors or officers related to the agreement and plan of merger or the proposed transaction, (ix) the amount of the costs, fees, expenses and other charges related to the proposed transaction, (x) the ability to maintain the listing of RMG II’s securities on The Nasdaq Stock Market LLC, (xi) the price of RMG II’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which ReNew plans to operate, variations in performance across competitors, changes in laws and regulations affecting ReNew’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, including the conversion of pre-orders into binding orders, (xiii) the ability of RMG II to issue equity or equity-linked securities in connection with the transaction or in the future, (xiv) the risk of downturns in the renewable energy industry and (xv) the impact of the global COVID-19 pandemic on any of the foregoing. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of ReNew Global’s registration statement on Form F-4, the proxy statement/consent solicitation statement/prospectus discussed below, RMG II’s amendment no. 2 to its Annual Report on Form 10-K/A and other documents filed by ReNew Global or RMG II from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and ReNew Global and RMG II assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither ReNew nor RMG II gives any assurance that either ReNew or RMG II will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by ReNew or RMG II or any other person that the events or circumstances described in such statement are material.

Important Information and Where to Find It

This document relates to a proposed transaction between ReNew and RMG II. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. ReNew Global filed a registration statement on Form F-4 that includes a proxy statement of RMG II, a consent solicitation statement of ReNew Global and a prospectus of ReNew Global. The proxy statement/consent solicitation statement/prospectus will be sent to all RMG II and ReNew Global shareholders. RMG II also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of RMG II and ReNew Global are urged to read the registration statement, the proxy statement/consent solicitation statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the proxy statement/consent solicitation statement/prospectus and all other relevant documents filed or that will be filed with the SEC by RMG II through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by RMG II may be obtained free of charge from RMG II’s website at www.rmgacquisition.com or by written request to RMG II at RMG Acquisition Corporation II, 50 West Street, Suite 40C, New York, New York 10006.

Participants in the Solicitation

RMG II, ReNew Global and ReNew and their respective directors and officers may be deemed to be participants in the solicitation of proxies from RMG II’s shareholders in connection with the proposed transaction. Information about RMG II’s directors and executive officers and their ownership of RMG II’s securities is set forth in RMG II’s filings with the SEC, including RMG II’s amendment no. 2 to its Annual Report on Form 10-K/A for the year ended December 31, 2020, which was filed with the SEC on May 11, 2021. To the extent that holdings of RMG II’s securities have changed since the amounts printed in RMG II’s proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/consent solicitation statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.